CERTIFICATION

Pursuant to 18 U.S.C. §1350, the undersigned officer of Bank of Montreal (the “Bank”), hereby certifies that the annual report for the period ended October 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of the Bank.

Dated: January 24, 2003	/s/ Tony Comper

Tony Compter Chief Executive Officer

CERTIFICATION

Pursuant to 18 U.S.C. §1350, the undersigned officer of Bank of Montreal (the “Bank”), hereby certifies that the annual report for the period ended October 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of the Bank.

Dated: January 24, 2003	/s/ Karen Maidment

Karen Maidment Chief Financial Officer